FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 22 JUNE 2004
                         Commission File Number 0-30358

                                  ebookers plc
                           --------------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                           --------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F ____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes             No |X|
                                   -----          -----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection
                              with Rule 12g3-2(b):

                                 Not applicable.
Enclosures:

6-K NEWS RELEASE -EBOOKERS WINS TOP           22 JUNE 2004               3 PAGES
MALAYSIA AIRLINES AWARD



FINAL

                    ebookers wins top Malaysia Airlines Award

18 June, 2004 - ebookers plc (Nasdaq - EBKR, LSE - EBR) the pan-European online travel company, today announces that it has received the Top Agent Award from Malaysia Airlines, further demonstrating ebookers' strength in the long and mid haul travel markets.

The award is in recognition of strong sales growth from April 2003 to March 2004. ebookers is Malaysia Airline's top European agent.

This award follows another success last month, in which ebookers' UK business received a similar award from South African Airways.


Peter Liney, Group Commercial Director, comments:
"Awards such as these demonstrate ebookers' product strength on profitable long and mid haul routes. With the big opportunity for cross-selling hotels and car hire on long haul holidays, we believe that this strength represents a powerful competitive differentiator. In the first quarter, approximately 40% of our revenue or turnover was from high margin non-air products. We believe that there is a lot of potential to increase this further."

                                    --ends--

About ebookers plc
------------------

ebookers is a leading pan-European online travel company. ebookers has websites in 13 European countries and 9 languages - UK, Belgium, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 700, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy under the ebookers umbrella brand. Its brands include ebookers.com, Flightbookers, Travelbag, Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.

For further information:
------------------------

ebookers plc
Oliver Strong +44 (0) 20 7489 2239

Cubitt Consulting
Fergus Wylie +44 (0) 20 7367 5100
fergus.wylie@cubitt.com


Forward-Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   22 JUNE 2004
                                            Leigh Grant
                                            ------------------------------------
                                            Deputy Company Secretary
                                            ebookers plc